

Michael Gorton · 2nd

Teladoc Founder, 12x Serial Entrepreneur, CEO at Back to
Space, Best Selling Author, Cariloop & Socrates Board

Dallas/Fort Worth Area · 500+ connections · **Contact info**

Back to Space, LLC

 **The University of Texas at Austin**

Experience



CEO
Back to Space, LLC
Apr 2018 – Present · 1 yr 8 mos
Dallas/Fort Worth Area

Back to Space (BTS) is a "Trans-Media" company with focus on digital media and traditional
channels (TV). While developing a cash flow positive engine for stakeholders, our impact goal
is to inspire emotion that will inspire people to develop a fascination for science and
engineering. BTS has created a successful YouTube program called Space News Flash and is
developing a high energy TV show that will do something never been done before. We are also
working on collaborations with some of the best known entities in digital media. In October 19,
2018, Back to Space introduced the Group 1 class of Student Ambassadors.. Along with BTS
Executives and the Apollo astronauts, Group 1 is creating the elements of what we c ...**see more**



Bestselling & Award-Winning Author
Brown Books Publishing Group
Jan 1993 – Present · 26 yrs 11 mos
Dallas/Fort Worth Area

I am pleased to announce publication of my newest book: Broken Handoff. I brought in two co-
authors to write this business book about what is broken in funding and M&A transactions. Why
do entrepreneurs call venture capital "vultures?" The book does a thorough job of analyzing the
issues and teaching both sides how to prevent or fix what is now a $3.5 Trillion/year ...**see more**



Owner- Consultant
Executive Consulting
Dec 2009 – Present · 10 yrs
Dallas/Fort Worth Area

Serving as a Director or Adviser for early stage companies. The goal is to help entrepreneurs
secure funding and accelerate growth of their company. As a consultant, I am currently working
with several companies in the telemedicine, technology, software and service sectors. I sit on
the boards of several companies, and am currently evaluating the opportunity to do ...**see more**



Board Of Directors
Cariloop
Apr 2017 – Present · 2 yrs 8 mos
Dallas/Fort Worth Area

The World's first tech-enabled caregiver support platform. Cariloop's Caregiver Support
Platform provides a suite of services and tools that help working caregivers plan for and
manage the care of their loved ones. Using an innovative and transparent approach,
                                                                          see more
                                                                            ...



Board Of Directors
Socrates Health Solutions, Inc.
Oct 2013 – Present · 6 yrs 2 mos
Dallas Texas

Supporting management as a member of the Board of Directors.

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Education



The University of Texas at Austin
Physics, Engineering & English
1977 – 1980



Texas Tech University
BS, Engineering
1980 – 1981



Texas A&M University School of Law
Juris Doctorate, Law
1990 – 1993

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Skills & Endorsements

Start-ups · 99+

 Endorsed by **Alexander Muse and 18 others who** are highly skilled at this

 Endorsed by **14 of Michael's colleagues at** Teladoc Health

Entrepreneurship · 99+

 Endorsed by **Alexander Muse and 11 others who** are highly skilled at this

 Endorsed by **12 of Michael's colleagues at** Teladoc Health

Leadership · 85

 Endorsed by **Lawrence Goldman, who is highly** skilled at this

 Endorsed by **10 of Michael's colleagues at** Teladoc Health

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Recommendations

Received (7)   Given (17)



James Outland
Managing Partner at New
Capital Partners
May 28, 2019, Michael worked
with James in the same group

Michael was an early visionary and the right leader to take
Teladoc from a conceptual stage to a real business. Michael
helped launch the telehealth industry and we were proud to
partner with him to turn Teladoc into a success!



Noel Geren
SVP Technology at
TimelyMD
May 30, 2017, Michael was
senior to Noel but didn't

Michael is a true leader and visionary with vast experience across
multiple industries. His ideas and work in healthcare shaped and
paved the road of telemedicine, laying the foundation for the

manage directly

future. Michael is successful in everything he touches. I'm proud to call Michael a mentor and a friend.

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Interests

The University of Texas at Dallas
139,465 followers

Public Speaking for Business Gro...
495 members

Executives In Action
555 followers

Argonaut Capital Management
457 followers

Renewable Energy Insights
3,802 members

Texas Tech University
204,242 followers

See all